

JANUS CAPITAL Group

Third Quarter 2005 Earnings Presentation

October 26, 2005

Steve Scheid
Chairman and Chief Executive Officer

Gary Black
President and Chief Investment Officer

Dave Martin
Executive Vice President and Chief Financial Officer

Robert Garvy
INTECH Chairman and Chief Executive Officer

Highlights (adjusted basis) [1]

- 3Q 2005 adjusted EPS of $0.14 up $0.03 from $0.11 in 2Q 2005, reflecting a 4% increase in average assets combined with operating leverage

  - Investment Management operating margin at 25.8%

- Assets Under Management ("AUM") at September 30, 2005 of $139.4 billion, up 7% for the quarter

  - Driven by long term net inflows of $1.7 billion, money market net inflows of $0.4 billion, and market appreciation of $7.0 billion

  - First positive net flow quarter since 2Q 2003 and the highest level in over 5 years

- Overall Morningstar ratings improving, with 41% of JIF funds rated 4 or 5 stars in 3Q 2005, up from 32% in 2Q 2005 [2]

- Share buyback of $102 million in 3Q 2005 and $341 million program-to-date, reducing shares outstanding by 9% over the past 15 months

Notes:
(1) The amounts presented and the discussions of our results on our Earnings Call are on an adjusted (non-GAAP) basis. The tables on pp. 31-33 present a detailed reconciliation of GAAP to adjusted basis results and provides a discussion of management's use of adjusted basis results.
(2) Based on risk-adjusted returns. The Overall Morningstar Rating™ for a fund is derived from a weighted average of the performance figures associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating™ metrics. Please see pp. 35-36 for complete Morningstar ratings.



3Q 2005 represents the highest level of positive net flows in five years and the first positive quarter since 2Q 2003

- Improvement driven by both Janus and INTECH flows

- Record net inflows of $5.1 billion for INTECH

- Janus (ex-INTECH) long-term net outflows of $3.4 billion improved $500 million over 2Q 2005 (ex-INTECH and ING) and are at the lowest level of net outflows since 2Q 2003

Total Company Long-Term Net Flows by Quarter [1]
($ in billions, 1Q 2004–3Q 2005)



INTECH Net Flows by Quarter
($ in billions, 1Q 2004–3Q 2005)



Janus (ex INTECH) Long-Term Net Flows by Quarter [1]
($ in billions, 1Q 2004–3Q 2005)



Net Inflows · Net Outflows ex ING Redemption · ING Redemption

Note:
(1)   Long-Term Net Flows depicted exclude money market flows.

3



Drivers of future flow momentum

Opportunities

- Continued improvement of 5-year performance numbers and Morningstar ratings

- Leveraging INTECH's distribution and product set

- Expansion of institutional distribution from Taft-Hartley to Corporates and International

- Continued build-out of intermediary wholesalers and product set through 2006

- Selective new product introductions where we believe Janus has a competitive advantage

Challenges

- Some flagship products with unsatisfactory performance

- Ongoing outflows in legacy sub-channels, and Retail Direct out of favor

- Need to penetrate new intermediary and institutional corporate channels where competitors are better positioned



Investments

Gary Black

President and Chief Investment Officer

Investment performance remains strong

- 65% and 59% of JIF funds are in the top 2 Lipper Quartiles[1] on a total return basis over the 1-year and 3-year periods, respectively, as of September 30, 2005

  - 88% and 63% of Janus Managed JIF Equity Funds are in the top 2 Lipper Quartiles on a 1-year and 3-year total return basis, respectively as of September 30, 2005

- Overall Morningstar ratings improve as poor performance from 2000 rolls off

  - As of September 30, 2005, 41% of JIF funds have 4/5 star overall ratings, up from 32% at June 30, 2005 [2]

- Performance bright spots, as of September 30, 2005:

  - 90% of JIF funds in top 2 Lipper Quartiles since PM inception on a total return basis

  - Seven Janus products in the top 2% of funds in their respective Lipper categories on a 1-year total return basis: Twenty, Forty, Orion, Growth and Income, Contrarian, Core Equity, and Overseas

- Commitment to performance reflected in recent proposal to implement fund performance fees starting in 2007

  - Six products potentially included, representing 28% of the equity mutual fund assets (approximately $21 billion of assets as of September 30, 2005)

Notes:
(1) Data presented reflects past performance, which is no guarantee of future results. See pp. 9, 35, 36, and 37, for complete Lipper and Morningstar rankings and performance. Percentile ranking calculations exclude Janus Money Market Funds.
(2) Based on risk-adjusted returns. The Overall Morningstar Rating™ for a fund is derived from a weighted average of the performance figures associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating™ metrics.





8 Janus funds named "Category Kings" in *The Wall Street Journal's* 3Q 2005 Mutual Fund Review (1,2,3)

R6 Tuesday, October 4, 2005

THE WALL STREET JOURNAL.

MUTUAL FUNDS QUARTERLY REVIEW

Category Kings in 19 Realms

Large-Cap Growth Funds

	ASSETS ($ MILLIONS)	3RD QTR	TOTAL RETURN YEAR-TO-DATE	1 YEAR	3 YEARS*	5 YEARS*
Janus Adv:Forty;I	$1,119.8	+7.01%	+12.64%	**+26.52%**	+16.62%	-2.64%
Turner Core Growth;I	38.1	+8.76	+10.40	**+23.64**	+20.22	N.A.
MainStay All Cap Gr;I	288.6	+5.98	+10.55	**+22.87**	+14.89	-7.47
Touchstone:Lg Cap Gr;A	456.6	+6.86	+10.18	**+22.66**	+18.84	-6.42
Principal:LC Gro;Inst	247.3	+8.04	+10.33	**+22.06**	+15.96	N.A.
Janus Twenty	9,691.3	+9.29	+ 7.95	**+21.91**	+20.03	-7.63
Delaware US Growth;Inst	207.0	+9.71	+ 9.89	**+21.74**	+13.95	-9.13
Loomis Sayles:Gro;Y	90.8	+5.92	+ 6.10	**+21.55**	+18.63	-6.16
Victory:Focused Gr;A	0.9	+7.16	+ 7.16	**+21.38**	N.A.	N.A.
Alger Inst:LgCap Gr;I	96.1	+8.13	+ 9.32	**+20.67**	+16.21	-5.23
Category Average:	253,224.2	+4.46	+ 2.57	**+12.56**	+13.36	-7.84
Number of Funds:		713	683	**676**	576	452

Large-Cap Core Funds

	ASSETS ($ MILLIONS)	3RD QTR	TOTAL RETURN YEAR-TO-DATE	1 YEAR	3 YEARS*	5 YEARS*
Janus Growth And Income	$5,699.8	+ 8.83%	+10.41%	**+24.40%**	+17.39%	- 1.76%
Janus Adv:Gro & Inc;I	217.9	+ 8.80	+10.29	**+24.26**	+16.85	- 0.97
Janus Core Equity	680.0	+10.37	+12.43	**+23.78**	+17.93	+ 1.39
Saratoga:Lg Cap Gro;I	37.6	+ 9.52	+10.32	**+23.64**	+13.58	-10.91
JennDry Jenn Blend;A	1,447.4	+12.39	+13.63	**+23.60**	+20.31	+ 2.39
Janus Adv:Core Eqty;I	37.7	+10.30	+12.05	**+23.50**	+17.99	+ 1.09
J Hancock LgCp Eqty;A	328.7	+11.23	+14.75	**+21.41**	+14.77	- 4.47
US Glbl:All Am Eqty	19.6	+ 8.05	+10.54	**+20.95**	+15.66	- 4.85
American Growth;D	14.1	+10.32	+ 5.44	**+20.62**	+20.31	-14.68
JP Morgan:Intrpd Am;Sel	1,966.2	+ 5.50	+ 8.05	**+20.35**	N.A.	N.A.
Category Average:	479,086.0	+ 3.70	+ 2.49	**+11.55**	+14.28	- 2.89
Number of Funds:		910	891	**866**	753	597

Multicap Growth Funds

	ASSETS ($ MILLIONS)	3RD QTR	TOTAL RETURN YEAR-TO-DATE	1 YEAR	3 YEARS*	5 YEARS*
Bridgeway:Aggr Inv 1	$407.5	+11.47%	+15.59%	**+36.35%**	+26.25%	+ 4.15%
Thornburg Core Gro;A	92.1	+ 8.64	+12.78	**+30.73**	+30.12	N.A.
Janus Orion Fund	653.3	+11.31	+16.28	**+29.33**	+25.42	- 3.47
Sit Mid Cap Growth	207.4	+ 9.66	+11.74	**+28.19**	+23.11	- 9.49
SunAm Foc:MltCapGr;A	259.5	+ 2.52	+ 9.15	**+27.91**	+19.54	- 5.05
Fidelity Adv D Cp Ap;T	117.0	+ 9.56	+14.38	**+27.60**	+19.65	- 4.68
Fidelity Adv Nw Ins;T	883.4	+ 9.63	+14.18	**+25.81**	N.A.	N.A.
Delaware Sel Gro;B	216.2	+13.17	+10.56	**+25.16**	+19.81	-10.29
Hancock Hrzn Growth;Tr	43.3	+ 5.51	+11.07	**+24.72**	+20.27	N.A.
Alger Inst:Cap Apprec;I	132.2	+ 7.62	+ 9.56	**+24.51**	+15.56	- 7.77
Category Average:	325,871.5	+ 6.75	+ 5.07	**+17.70**	+18.78	- 7.74
Number of Funds:		421	404	**403**	349	249

Multicap Core Funds

	ASSETS ($ MILLIONS)	3RD QTR	TOTAL RETURN YEAR-TO-DATE	1 YEAR	3 YEARS*	5 YEARS*
Permanent Port:Aggr Gr	$46.7	+ 8.58%	+20.44%	**+39.02%**	+27.36%	+6.27%
Hodges Fund	155.7	+10.44	+14.03	**+35.87**	+38.98	+9.64
Janus Contrarian	2,783.6	+13.28	+13.37	**+34.77**	+29.88	+7.00
Amana:Growth Fund	78.1	+11.00	+15.10	**+31.82**	+27.68	+2.48
Pearl:Aggr Growth	30.8	+12.53	+13.85	**+31.51**	+29.02	N.A.
Leuthold:Sel Industries	29.7	+12.61	+17.38	**+31.08**	+28.92	+6.08
Brandywine Fund	3,866.3	+11.62	+15.89	**+30.22**	+18.19	+1.27
Fidelity Focused Stk	100.3	+ 9.08	+16.53	**+29.03**	+19.99	-4.90
JennDry Jenn 20/20;B	338.3	+11.79	+16.79	**+28.98**	+23.10	+4.57
Sextant Growth	7.8	+11.13	+10.75	**+27.86**	+22.16	+2.46
Category Average:	347,580.1	+ 4.44	+ 4.24	**+14.68**	+17.01	+0.20
Number of Funds:		821	742	**720**	550	387

Notes:

(1) Reprinted with permission of *The Wall Street Journal*, Copyright (c) 2005 Dow Jones & Company, Inc. All Rights Reserved Worldwide. "Category Kings" defined by *The Wall Street Journal* as: Top-performing funds in each category, ranked by one-year total returns (changes in net asset values with reinvested distributions) as of Sept. 30; assets are as of Aug. 31.

(2) Please see slide 9 and 37 for Lipper rankings and performance.

(3) This article is for information purposes only and should not be used or construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any security. As with all investments, there are inherent risks that individuals would need to address.

Data presented reflects past performance, which is no guarantee of future results. Investment results and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Due to market volatility, current performance may be higher or lower than the performance shown. Call 1-800-525-3713 or visit janus.com for current month end performance. Total returns include reinvestment of dividends and capital gains. Please see pp. 37 for standardized performance.

88% and 63% of Janus Managed JIF Equity Funds are Lipper top half performers on a 1- and 3-year basis, respectively, as of September 30, 2005

Percent of Funds in Top 2 Lipper Quartiles Based on Total Returns

1-Year Basis

3-Year Basis

All JIF Funds





Janus Managed JIF Equity Funds





Past performance is no guarantee of future results. JIF Funds do not include Janus World Funds, Janus Adviser Series, Janus Aspen Series, Sub-advised and Money Markets. Janus Managed JIF Equity Funds also do not include JIF Value funds, JIF Income funds, and Janus Risk-Managed Stock Fund. As of September 30, 2005, the number of funds in the Janus Investment Funds is 23. Funds not ranked by Lipper are not included in the analysis. Funds are ranked within their corresponding Lipper classification for the specified time period.

8



Growth and Core/Blend funds lead performance with 8 of 11 Janus Managed JIF funds in the top 2 Lipper Quartiles over both the 1- and 3-year periods

Janus Investment Funds ("JIF")

Lipper Rankings Based on Total Returns as of 9/30/05

	9/30/05 AUM ($mms)	PM Inception	Lipper Category	1-Year Percentile Rank (%)	1-Year Rank / Total Funds	3-Year Percentile Rank (%)	3-Year Rank / Total Funds	5-Year Percentile Rank (%)	5-Year Rank / Total Funds	10-Year Percentile Rank (%)	10-Year Rank / Total Funds	Since PM Inception Percentile Rank (%)	Since PM Inception Rank / Total Funds
Growth Funds													
Janus Fund	$ 11,617	Dec-99	Large-Cap Growth Funds	47	315 / 678	56	321 / 577	66	297 / 453	40	59 / 147	62	250 / 404
Janus Twenty Fund*	9,815	Aug-97	Large-Cap Growth Funds	2	11 / 678	3	14 / 577	51	228 / 453	2	2 / 147	3	7 / 234
Janus Mercury Fund	4,555	Feb-03	Large-Cap Growth Funds	19	124 / 678	12	67 / 577	73	329 / 453	11	15 / 147	13	73 / 602
Janus Olympus Fund	2,280	Aug-97	Multi-Cap Growth Funds	28	114 / 414	63	225 / 358	71	180 / 255	-	-	14	18 / 134
Janus Enterprise Fund	1,759	Jan-02	Mid-Cap Growth Funds	27	144 / 541	23	101 / 441	88	281 / 320	61	73 / 120	16	63 / 406
Janus Venture Fund*	1,362	Jan-01	Small-Cap Growth Funds	35	178 / 522	19	79 / 436	59	193 / 327	43	40 / 93	27	95 / 355
Janus Orion Fund	692	Jun-00	Multi-Cap Growth Funds	2	6 / 414	9	29 / 358	30	75 / 255			34	79 / 236
Core Funds													
Janus Growth and Income Fund	$ 5,904	Dec-03	Large-Cap Core Funds	1	2 / 881	12	86 / 765	39	233 / 603	2	4 / 221	2	9 / 840
Janus Balanced Fund	2,563	Apr-05	Balanced Funds	38	236 / 629	84	386 / 461	49	177 / 366	6	10 / 169	‡	
Janus Contrarian Fund	2,979	Feb-00	Multi-Cap Core Funds	1	3 / 752	1	2 / 567	11	40 / 396	-	-	13	44 / 338
Janus Core Equity Fund	724	Apr-05	Large-Cap Core Funds	1	7 / 881	8	58 / 765	11	64 / 603	-	-	‡	
Janus Risk-Managed Stock Fund	383	Feb-03	Multi-Cap Core Funds	17	121 / 752	-	-	-	-	-	-	20	117 / 604
International/Global Funds													
Janus Worldwide Fund	$ 5,202	Jun-04	Global Funds	88	288 / 328	98	276 / 283	95	196 / 207	52	38 / 73	87	282 / 325
Janus Overseas Fund	2,570	Jun-03	International Funds	1	3 / 871	14	100 / 736	68	361 / 534	4	7 / 191	5	38 / 788
Janus Global Life Sciences Fund	1,188	Dec-98	Health/Biotechnology Funds	24	42 / 179	46	73 / 161	65	64 / 98	-	-	33	16 / 48
Janus Global Technology Fund	1,045	Dec-98	Science & Technology Funds	29	83 / 288	91	241 / 265	54	113 / 210	-	-	22	17 / 79
Janus Global Opportunities Fund	192	Jun-01	Global Funds	91	298 / 328	65	182 / 283	-	-	-	-	15	34 / 231
Value Funds													
Janus Mid Cap Value Fund - Inv[1]	$ 4,341	Aug-98	Mid-Cap Value Funds	64	157 / 247	35	68 / 195	11	11 / 102	-	-	4	3 / 79
Janus Small Cap Value Fund - Inv.*[1]	1,392	Feb-97	Small-Cap Core Funds	79	477 / 604	70	340 / 488	21	69 / 341	-	-	12	17 / 153
Income Funds													
Janus Flexible Bond Fund	$ 962	Dec-91	Intermediate Inv Grade Debt Funds	60	275 / 458	37	146 / 396	41	118 / 290	10	13 / 138	4	2 / 55
Janus High-Yield Fund	531	Dec-03	High Current Yield Funds	61	258 / 424	93	337 / 362	49	145 / 297	-	-	50	201 / 409
Janus Short-Term Bond Fund	207	Jun-03	Short Investment Grade Debt Funds	71	155 / 218	15	23 / 160	49	54 / 111	20	12 / 62	19	35 / 188
Janus Federal Tax-Exempt Fund	115	Feb-05	General Muni Debt Funds	66	176 / 268	88	223 / 254	78	173 / 221	70	101 / 145	‡	
Janus Adviser Funds ("JAD")- I Shares													
Janus Adviser Forty[2]	$ 1,181	Aug-97	Large-Cap Growth Funds	1	2 / 678	13	72 / 577	10	41 / 453	-	-	1	1 / 234
Janus Adviser Growth and Income[2]	233	Dec-03	Large-Cap Core Funds	1	3 / 881	17	125 / 765	26	156 / 603	-	-	2	11 / 840
Janus Adviser Core Equity[2]	40	Apr-05	Large-Cap Core Funds	2	10 / 881	8	55 / 765	13	75 / 603	-	-	‡	

Lipper Quartile: 1st 2nd 3rd 4th

*Closed to new investors. ‡ In accordance with NASD regulations, Lipper rankings cannot be publicly disclosed for time periods of less than 1 year.

Past performance is no guarantee of future results.   Lipper Inc. – A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested. [1]Ranking is for the investor share class only; other classes may have different performance characteristics. [2] Ranking is for I-Share class only; other classes may have different performance characteristics.



Janus' 5-year relative performance continues to improve as we roll off weak 2000 performance

Percent of JIF Funds by Lipper Quartile

(% of JIF Funds, Period ending 9/30/2005, total return basis)



5 Year
4 Year
3 Year
1 Year
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jan. 2000
Sep. 2005
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile

Past performance is no guarantee of future results. Does not include Janus World Funds, Janus Adviser Series, Janus Aspen Series, Sub-advised and Money Markets. As of September 30, 2005, the number of funds in the Janus Investment Funds is 23. Funds not ranked by Lipper are not included in the analysis. Funds are ranked within their corresponding Lipper classification for the specified time period.

Flows should follow improving performance

- Overall Morningstar performance continued to improve in 3Q 2005 with 41% of JIF funds rated 4/5 stars, up from 32% in the 2Q 2005

  - On a 3-year basis, 59% of JIF funds are rating 4/5 stars

Overall Morningstar Ratings of JIF Mutual Funds [1,2]
(% of rated JIF Mutual Funds)



- Of the ten Janus equity products with positive net flows in 3Q 2005, all but one were rated 4/5 stars or not rated by Morningstar as of September 30, 2005

Equity products with positive Net Flows in 3Q 2005
(as of September 30, 2005)

Product	Largest Share Class[2]	Morningstar Overall as of 9/30/05[1,3]	Category (# of Funds)[4]	Product	Largest Share Class[2]	Morningstar Overall as of 9/30/05[1,3]	Category (# of Funds)[4]
Core Equity	JIF	★★★★	LB (1227)	Research	JIF	n/a	LG (1114)
Forty	JAD I	★★★★	LG (1114)	Risk Mng Growth	JAD I	n/a	LG (1114)
Growth & Income	JIF	★★★★★	LG (1114)	Risk Mng Stock	JIF	n/a	LB (1227)
Mid-Cap Value	JIF	★★★★	MCV (204)	Small Co Value	JAD I	★★★	SV (215)
Orion	JIF	★★★★	MCG (655)	Triton	JIF	n/a	SG (577)

Notes:
(1)   Based on risk-adjusted returns. The Overall Morningstar Rating™ for a fund is derived from a weighted average of the performance figures associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating™ metrics.
(2)   Share class with the largest end of period assets under management as of September 30, 2005. Please see pp. 35-36 for complete Morningstar performance.
(3)   Morningstar overall ratings are based on the product's largest share class; other classes may have different performance characteristics.
(4)   LB: Large Blend Funds, LG: Large Growth Funds, MCV: Mid Cap Value Funds, MCG: Mid Cap Growth Funds, SV: Small Value Funds, SG: Small Growth Funds

Data presented reflects past performance, which is no guarantee of future results.



INTECH

Robert Garvy

INTECH Chairman and Chief Executive Officer

INTECH is well positioned to expand on its success

INTECH Assets Under Management
($ in billions, AUM at year end except September 30, 2005)



- Founded in 1987 as an independently managed affiliate of The Prudential Insurance Company
- Acquired by Janus Capital Group predecessor (Stilwell/Berger) on March 1, 2002
- Offices in Palm Beach Gardens, FL and Princeton, NJ

Product Expansion Opportunities

- Significant potential in existing institutional space
- New Institutional Products
    - Global product – First Quarter 2006
    - Long-Short/Market Neutral product– First Quarter 2006
    - International product– Fourth Quarter 2006

Distribution Opportunities

- Manufacturing/Distribution partnership with Janus
    - International, retail, sub-advisory, defined contribution
- Complementary nature of fundamental growth and mathematical products
- Net flows
    - $10 billion + in 2005
    - Capacity should be in excess of $100 billion

INTECH uses mathematical investment strategies to construct portfolios designed to outperform their particular benchmarks. The implementation involves periodic portfolio optimizations using proprietary software. The optimizations seek to establish optimal weightings for the component securities of a portfolio. Between optimizations, the portfolios are rebalanced at certain intervals to maintain the actual security weightings close to the optimal weightings as determined by INTECH. Portfolio rebalancing decisions involve consideration of the effect of transaction costs on the portfolio. Daily supervisory oversight is exercised to assure optimal implementation of the process, timing of securities transactions, measurement of market liquidity, and allocation of brokerage transactions.

The proprietary mathematical process used by Enhanced Investment Technologies, LLC ("INTECH") may not achieve the desired results. Since the portfolio is regularly balanced, this may result in a higher portfolio turnover rate, higher expenses and potentially higher net taxable gains or losses compared to a "buy and hold" or index fund strategy.



Risk-Managed investing attempts to achieve higher returns with lower risk

INTECH Large Cap Growth Composite Returns and Rankings[1]



		Last Year	Last 3 Years	Last 5 Years	Last 7 Years	Last 10 Years	Since Inception
INTECH:Lg Cap Growth	% ◆A	5.00	12.37	1.95	8.48	16.73	16.32
S&P:Growth	% ▲B	1.54	6.43	(7.87)	0.12	9.13	9.95
Rank	%	**27**	**2**	**2**	**4**	**2**	**2**

INTECH Large Cap Growth Composite Risk and Reward[1]



		Standard Deviation	Residual Risk	Downside Risk	Tracking Error	Alpha	Information Ratio	Sharpe Ratio
INTECH:Lg Cap Growth	%	16.89	4.50	1.59	5.40	6.48	1.44	0.73
Rank	%	**88**	**93**	**100**	**91**	**2**	**2**	**2**

- Stochastic Portfolio Theory (SPT)
  - Mathematical process involving analysis of variance and covariance characteristics of large cap capitalization equities
  - Growth, Core and Value applications benchmarked to S&P and Russell indices

INTECH is a subsidiary of Janus Capital Group Inc. **Past performance cannot guarantee future results**. Your principal may be at risk during certain market periods. Performance of the portfolio reflects reinvestment of dividends and other earnings. The performance results presented include the effect of transaction costs (commissions, exchange fees, etc.) but do not reflect deduction of investment management fees. Client returns will be reduced by such management fee and other contractual expenses, if any, as described in the individual contract and Part II of INTECH's Form ADV.

Callan Associates Inc.'s software has been used by INTECH to create the performance and risk related exhibits. A fee was paid to the firm for the use of the software. The results are presented gross of fees and are annualized for periods of one year or longer. The risk statistics for INTECH Large Cap Growth are relative to the S&P/BARRA Growth Index. There were 42 managers in the Large Cap Growth universe as of the portfolio's inception date.

Note:
(1) All performance and rankings as of period ending June 30, 2005. Performance as reported by Callan Associates, Inc. for the large cap growth style and is shown gross of advisory fees. Large Cap Growth Composite returns as of 9/30/2005 net of fees were as follows: 11.37% (1-year), 18.43% (3-years), 2.90% (5-years), 15.39% (10-years), and 15.78% (since inception).





INTECH has a diverse, highly ranked product set with significant potential for product extension

		Benchmark - S&P 500			Benchmark - Russell 1000		
		CORE	GROWTH	VALUE	CORE	GROWTH	VALUE
Enhanced	Product Name	Enhanced Index					
	%-ile Rank Since Inception	**9%**					
	Inception Date	3/31/98					
	AUM 9/30/05	**$2.7B**					
		Box 1	**Box 4**	**Box 7**	**Box 10**	**Box 13**	**Box 16**
Moderate	Product Name	Enhanced Plus		Large Cap Value	Broad Enhanced Plus		Broad Large Cap Value
	%-ile Rank Since Inception	**20%**		**12%**	**2%**		**4%**
	Inception Date	6/30/87		6/30/93	3/31/01		7/31/04
	AUM 9/30/05	**$6.4B**		**$16.1M**	**$5.9B**		**$95.4M**
		Box 2	**Box 5**	**Box 8**	**Box 11**	**Box 14**	**Box 17**
Aggressive	Product Name	Large Cap Core	Large Cap Growth			Broad Large Cap Growth	
	%-ile Rank Since Inception	**1%**	**2%**			**5%**	
	Inception Date	7/31/01	6/30/93			10/31/00	
	AUM 9/30/05	$2.4B	**$13.7B**			**$6.1B**	
		Box 3	**Box 6**	**Box 9**	**Box 12**	**Box 15**	**Box 18**

- Next 12 months product expansion plans: Global product, Long-Short/Market Neutral product, International product

Source for data shown on this page: Callan Associates, Inc. actual results through June 30, 2005.
Data presented reflects past performance, which is no guarantee of future results. Percentile rankings (gross of advisory fees) is performance vs. index. Please see pp. 39 for complete performance.
The INTECH investment products historically have had volatility similar to that of the S&P 500, the Russell 1000 or their subset indices. All investments involve risk including the loss of principal.

Financials

Dave Martin

Executive Vice President and Chief Financial Officer

3Q 2005 Financial Overview (adjusted basis) [1]

- 3Q 2005 operating results of $0.14 adjusted earnings per share up 27% versus 2Q 2005 and 8% versus 3Q 2004

    – EPS positively impacted by 9% net share reduction since 2Q 2004 resulting from $341 million of stock buybacks

- Investment Management revenue of $218.4 million up 4.6% from 2Q 2005

    – Reflects a 4.4% increase in average assets to $135.0 billion

- Investment Management expenses of $162.0 million up less than 1% from 2Q 2005

    – Decrease in every expense category except compensation and benefits

    – $7.3 million increase in total compensation and benefits driven by increases in fund and firm performance

    – Cost reduction plan expected to reduce costs by $20-$25 million in 2006 net of investments in the business

- Improved Investment Management operating margin of 25.8% versus 23.0% in 2Q 2005 reflecting operating leverage

- Financial flexibility enhanced by new $200 million 3-year revolving credit facility effective October 19, 2005

Note:
(1)   The amounts presented and the discussions of our results on our Earnings Call are on an adjusted (non-GAAP) basis. The tables on pp. 31-33 present a detailed reconciliation of GAAP to adjusted basis results and provides a discussion of management's use of adjusted basis results.





Operating leverage is driving improved margins in 3Q 2005 vs. 2Q 2005

Consolidated Entity (adjusted basis) [1]

($ in millions, except AUM and per share)	Quarter Ended September 30, 2005	Quarter Ended June 30, 2005	Variance (%)	Quarter Ended September 30, 2005	Quarter Ended September 30, 2004	Variance (%)
Average AUM (billions)	**$ 135.0**	**$ 129.3**	**4.4%**	**$ 135.0**	**$ 129.2**	**4.5%**
Investment Management Segment						
Revenue	$ 218.4	$ 208.7	4.6%	$ 218.4	$ 215.2	1.5%
Operating expenses	162.0	160.6	0.9%	162.0	155.1	4.4%
Operating income	56.4	48.1	17.3%	56.4	60.1	-6.2%
Investment Management Operating Margin	25.8%	23.0%		25.8%	27.9%	
Printing and Fulfillment Segment						
Revenue	19.1	20.6	-7.3%	19.1	22.6	N/A
Operating expenses	23.8	24.7	-3.6%	23.8	26.9	N/A
Printing and Fulfillment operating loss	(4.7)	(4.1)	14.6%	(4.7)	(4.3)	9.3%
Consolidated Operating Income	**51.7**	**44.0**	**17.5%**	**51.7**	**55.8**	**-7.3%**
Consolidated Operating Margin	**21.8%**	**19.2%**		**21.8%**	**23.5%**	
Interest expense	(7.2)	(7.2)	0.0%	(7.2)	(7.3)	-1.4%
Other income, net	7.9	5.6	41.1%	7.9	4.9	61.2%
Income tax provision	(18.1)	(15.1)	19.9%	(18.1)	(21.8)	-17.0%
Equity earnings of unconsolidated affiliates	1.9	1.7	11.8%	1.9	1.6	18.8%
Minority interest in consolidated earnings	(5.2)	(4.3)	20.9%	(5.2)	(2.9)	79.3%
Net income	**$ 31.0**	**$ 24.7**	**25.5%**	**$ 31.0**	**$ 30.3**	**2.3%**
Diluted earnings per share	**$ 0.14**	**$ 0.11**	**27.3%**	**$ 0.14**	**$ 0.13**	**7.7%**

Note:
(1) The amounts presented and the discussions of our results on our Earnings Call are on an adjusted (non-GAAP) basis. The tables on pp. 31-33 present a detailed reconciliation of GAAP to adjusted basis results and provides a discussion of management's use of adjusted basis results.

18

Strategic cost initiatives will improve margins without impacting revenue generation

- Janus strategy focused on Growth and Mathematical segments of the business

- Shifting resources from Retail Direct to the Advisor and Institutional Channels

  – Marketing strategy deemphasizing mass market TV advertising

  – Sales force build-out to increase scale in the intermediary space

- Even with investments in the business, $20-$25 million of net expense savings expected for 2006 vs. 2005



Janus continues to actively manage its capital and liquidity structure

- As of September 30, 2005 Janus had repurchased $341 million of its $500 million buyback authorization

Share Repurchases and Net Share Effects					
Period	$	Average Price [1]	Repurchased Shares	Net Share Decline	% Share Decline
3Q04	$ 41.6mm	$ 13.77	3.0mm	3.0mm	1.3%
4Q04	$ 42.1mm	$ 16.14	2.6mm	1.9mm	0.8%
1Q05	$100.0mm	$ 14.28	7.0mm	6.4mm	2.7%
2Q05	$55.3mm	$14.54	3.8mm	3.7mm	1.6%
3Q05	$101.9mm	$14.42	7.1mm	6.8mm	3.0%
Total / Average	$340.9mm	$14.51	23.5mm	21.8mm	9.1%

- On October 19, 2005 Janus entered into a 3-year $200 million revolving credit facility, replacing our existing 364-day facility
  - Available for general corporate purposes including stock buyback
  - Improved pricing and covenant structure

Note:
(1)   Average price includes commissions



Safe Harbor Statement

This presentation includes statements concerning potential future events involving Janus Capital Group Inc. that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors identified in Janus' Annual Report on Form 10-K for the year ended December 31, 2004, on file with the Securities and Exchange Commission (Commission file no. 001-15253), including those that appear under headings such as "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Many of these factors are beyond the control of the company and its management. Any forward-looking statements contained in this presentation are as of the date on which such statements were made. The company assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results express or implied therein will not be realized.



Other Important Disclosures

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-3713 or download the file from janus.com. Read it carefully before you invest or send money.

Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH), and Capital Group Partners, Inc. Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

Indexes are not available for direct investment; therefore their performance does not reflect the expenses associated with the active management of an actual portfolio

The S&P 500 Index is the Standard & Poor's composite index of 500 stocks, a widely recognized, unmanaged index of common stock prices.

The Russell 1000 Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

The Morgan Stanley Capital International World Health Care Index is a capitalization weighted index that monitors the performance of health care stocks from developed market countries in North America, Europe and the Asia/Pacific Region.

Differences between compared investments may include objectives, sales and management fees, liquidity, volatility, tax features and other features, which may result in differences in performance.

Janus funds distributed by Janus Distributors LLC (10/05)



Appendix

AUM by investment discipline and distribution channel

$139.4 billion in AUM as of 9/30/05

By Investment Discipline



Money Market
($7bn)

Global / International
($12bn)

Fixed Income
($5bn)

Value
($10bn)

Growth/Blend
($67bn)

5%

8%

4%

7%

49%

Mathematical
($38bn)

27%

By Distribution Channel



Janus Institutional
Asset Management
($42bn Institutional)

Janus Direct & Supermarket
($45bn Retail)

30%

33%

37%

Global Advisors
($52bn Intermediary)



Net flows were driven by strong sales in INTECH…

Total Company Long-Term Flows
$ in billions



INTECH Long-Term Flows
$ in billions



Legend: Gross Sales | Gross Redemptions | ING Redemption | Net Sales | Net Sales ex-ING redemption

Note:
(1) 2Q 2005 Flows exclude $0.2 billion disposition of Janus' Vontobel assets



…however, net sales of Janus-managed products also showed improvement

Janus (ex INTECH) Long-Term Flows [1]
$ in billions



Annualized Gross Sales Rate [1]

| 16% | 12% | 9% | 14% | 16% | 12% | 13% |

Y-axis: Long-term flows ($bn)

Gross Sales (green bars, top values):
- 1Q04: $4.9
- 2Q04: $3.6
- 3Q04: $2.5
- 4Q04: $3.4
- 1Q05: $3.9
- 2Q05: $2.8
- 3Q05: $3.1

Gross Redemptions (red bars, bottom values):
- 1Q04: ($8.2), total ($13.1)
- 2Q04: ($9.4), total ($13.0)
- 3Q04: ($7.5)
- 4Q04: ($6.5), ING Redemption, total ($9.9)
- 1Q05: ($7.8)
- 2Q05: ($5.9), ING Redemption, total ($8.7)
- 3Q05: ($6.4)

Net Sales (black line):
- 3Q04: ($5.0)
- 1Q05: ($3.9)

Net Sales ex-ING redemption (yellow dashed line):
- 4Q04: ($4.7)
- 2Q05: ($3.9)
- 3Q05: ($3.4)

Annualized Redemption Rate [1]

| 43% | 45% | 28% | 33% | 31% | 28% | 28% |

X-axis: 1Q04, 2Q04, 3Q04, 4Q04, 1Q05, 2Q05 (1), 3Q05

Legend: Gross Sales | Gross Redemptions | ING Redemption | Net Sales | Net Sales ex-ING redemption

Note:
(1) Flows depicted exclude money market and INTECH flows. Annualized sales and redemption rates calculated as a percentage of beginning of period assets and exclude ING and a 2Q 2005 disposition of Janus' Vontobel Assets

26









3Q 2005 saw significant gross and net sales momentum in Global Advisors and Institutional

Flows by Channel (1)

$ in billions, unless otherwise stated

Retail ($45.5Bn)

Annualized Gross Sales Rate

3Q04	4Q04	1Q05	2Q05	3Q05
8%	11%	12%	9%	9%

$2
$1
$0
($1)
($2)
($3)
Flows ($bns)
0.9
1.3
1.4
1.0
1.0
(2.3)
(2.7)
(2.6)
(2.1)
(2.2)
3Q04
4Q04
1Q05
2Q05
3Q05

3Q04	4Q04	1Q05	2Q05	3Q05
19%	24%	23%	19%	20%

Annualized Redemption Rate

Global Advisors ($51.6Bn)

Annualized Gross Sales Rate

3Q04	4Q04	1Q05	2Q05	3Q05
15%	21%	22%	21%	28%

$5
$3
$1
($1)
($3)
($5)
($7)
($9)
Flows ($bns)
2.2
2.8
3.0
2.7
3.5
(5.3)
(7.6)
(5.6)
(6.9)
(4.3)
3Q04
4Q04
1Q05
2Q05
3Q05

3Q04	4Q04	1Q05	2Q05	3Q05
36%	41%	41%	37%	35%

Annualized Redemption Rate

Institutional(2) ($37.0Bn)

Annualized Gross Sales Rate

3Q04	4Q04	1Q05	2Q05	3Q05
56%	68%	35%	50%	54%

$5
$4
$3
$2
$1
$0
($1)
Flows ($bns)
2.8
3.7
2.3
3.5
4.3
(0.5)
(0.3)
(0.4)
(0.3)
(0.6)
3Q04
4Q04
1Q05
2Q05
3Q05

3Q04	4Q04	1Q05	2Q05	3Q05
10%	6%	7%	4%	7%

Annualized Redemption Rate

Gross Sales | Gross Redemptions | ING Redemption | Net Sales | Net Sales ex-ING redemption

Notes:

(1) Flows depicted exclude a $0.2 billion disposition of Vontobel Assets in 2Q 2005. Annualized sales and redemption rates calculated as a percentage of beginning of period assets and exclude ING.

(2) Assets and flows depicted for Institutional exclude Institutional Money Market.

From 2Q 2005 to 3Q 2005 higher assets and revenue drove an increase in operating income

Investment Management Segment (adjusted basis) [1]

($ in millions, except AUM and per share)	Quarter Ended			Quarter Ended		
	September 30, 2005	June 30, 2005	Variance (%)	September 30, 2005	September 30, 2004	Variance (%)
Average AUM (billions)	$ 135.0	$ 129.3	4.4%	$ 135.0	$ 129.2	4.5%
Revenue						
Investment management fees	$ 169.6	$ 161.8		$ 169.6	$ 166.7	
Performance fees	6.6	5.5		6.6	3.5	
Other	42.2	41.4		42.2	45.0	
Total revenue	218.4	208.7	4.6%	218.4	215.2	1.5%
Operating expenses						
Employee compensation and benefits	73.5	66.2		73.5	54.1	
Long-term incentive compensation	17.8	18.5		17.8	22.0	
Advertising	1.0	4.8		1.0	3.0	
Marketing and fulfillment	4.4	4.2		4.4	3.5	
Distribution	25.5	25.9		25.5	29.2	
Depreciation and amortization	8.4	9.4		8.4	11.5	
General, administrative and occupancy	31.4	31.6		31.4	31.8	
Total operating expense	162.0	160.6	0.9%	162.0	155.1	4.4%
Operating income as adjusted	$ 56.4	$ 48.1	17.3%	$ 56.4	$ 60.1	-6.2%
Operating margin	25.8%	23.0%		25.8%	27.9%	

Note:
(1) The amounts presented and the discussions of our results on our Earnings Call are on an adjusted (non-GAAP) basis. The tables on pp. 31-33 present a detailed reconciliation of GAAP to adjusted basis results and provides a discussion of management's use of adjusted basis results.



Free cash flow and liquidity position remains strong

Free Cash Flow from Operations			Quarter Ended			
($ in millions)		September 30, 2005		June 30, 2005		September 30, 2004
Cash provided by operating activities	$	58.5	$	100.1	$	51.2 [2]
Less: capital expenditures		(7.2)		(7.3)		(7.6)
Free Cash Flow [1]	$	**51.3**	$	**92.8**	$	**43.6**

Liquidity by Legal Entity						
($ in millions)		September 30, 2005		June 30, 2005		September 30, 2004
Janus Capital Group						
Cash	$	359.2	$	361.8	$	356.0
Marketable Securities		124.1		129.1		-
Investments in Mutual Funds		88.8		86.8		96.5
Total		572.1		577.7		452.5
Capital Group Partners						
Cash		166.8		214.1		508.6
Marketable Securities		110.4		113.1		-
Total		277.2		327.2		508.6
Consolidated Janus Capital Group	$	**849.3**	$	**904.9**	$	**961.1**

Notes:
(1)   Free cash flow is defined as cash flow from operations less capital expenditures. The comparable GAAP measure is cash flow from operations.
(2)   Excludes payments of $101.2 million for regulatory settlements and $128.0 million for income taxes related to the sale of DST shares in the second quarter 2004.



The majority of long-term incentive compensation amortization is related to option expensing and the 2002 5% grant

Investment Management Long-Term Incentive Compensation Amortization[1]						
($ in millions)	3-months ended Sept 30, 2005 [4]	2005	2006	2007	2008	2009
2002 5% grant	$ 7.8	$ 32.6	$ 31.3	$ 7.8	$ -	$ -
Stock options[2]	5.3	21.8	17.9	3.0	2.1	0.7
All other long-term[3]	4.7	18.7	18.5	6.3	5.0	1.9
Total	$ 17.8	$ 73.1	$ 67.7	$ 17.1	$ 7.1	$ 2.6

Notes:
(1)   Does not include potential for acceleration of grants due to investment out-performance or future stock grants.
(2)   Janus adopted SFAS 123R effective October 1, 2004.
(3)   Includes restricted stock and mutual fund awards made 2001-current.
(4)   The amounts presented and the discussions of our results on our Earnings Call are on an adjusted (non-GAAP) basis. The tables on pp. 31-33 present a detailed reconciliation of GAAP to adjusted basis results and provides a discussion of management's use of adjusted basis results.



Reconciliation Of Non-GAAP Amounts – 3Q 2005

Janus management analyzes historical results after adjusting for certain items that are not ongoing or are non-operational in nature. The company believes that excluding these items is useful to management and investors because it provides a more comparable basis for evaluating Janus' operating results and financial performance over time. Internally, these adjusted results are used to evaluate the performance of the company. See notes to non-GAAP adjustments on pp. 34.

($ in millions, except per share data)	Investment Management	Non-GAAP Adjustments	Investment Management Adjusted	Printing and Fulfillment	Adjusted Total
Three Months Ended September 30, 2005					
Revenues	$ 218.4	$ -	$ 218.4	$ 19.1	$ 237.5
Operating expenses					
Employee compensation and benefits	80.1	(6.6) [1]	73.5	1.4	74.9
Long-term incentive compensation	18.1	(0.3) [1]	17.8	0.1	17.9
Marketing and fulfillment	5.4	-	5.4	-	5.4
Distribution	25.5	-	25.5	-	25.5
Depreciation and amortization	8.4	-	8.4	2.0	10.4
General, administrative and occupancy	31.4	-	31.4	3.9	35.3
Cost of printing and fulfillment	-	-	-	16.4	16.4
Total	168.9	(6.9)	162.0	23.8	185.8
Operating Income (Loss)	**49.5**	**6.9**	**56.4**	**(4.7)**	**51.7**
Operating Margin	*22.7%*		*25.8%*	*-24.6%*	*21.8%*
Interest expense	(7.2)	-	(7.2)	-	(7.2)
Other income, net	7.5	-	7.5	0.4	7.9
Income tax benefit (provision)	(12.1)	(7.6) [2]	(19.7)	1.6	(18.1)
Equity earnings of unconsolidated affiliates	1.9	-	1.9	-	1.9
Minority interest in consolidated earnings	(5.2)	-	(5.2)	-	(5.2)
Net Income (Loss)	**$ 34.4**	**$ (0.7)**	**$ 33.7**	**$ (2.7)**	**$ 31.0**
Diluted earnings (loss) per share	**$ 0.16**	**$ -**	**$ 0.16**	**$ (0.01)**	**$ 0.14**



Reconciliation Of Non-GAAP Amounts – 2Q 2005

Janus management analyzes historical results after adjusting for certain items that are not ongoing or are non-operational in nature. The company believes that excluding these items is useful to management and investors because it provides a more comparable basis for evaluating Janus' operating results and financial performance over time. Internally, these adjusted results are used to evaluate the performance of the company. See notes to non-GAAP adjustments on pp. 34.

($ in millions, except per share data)	Investment Management	Non-GAAP Adjustments	Investment Management Adjusted	Printing and Fulfillment	Adjusted Total
Three Months Ended June 30, 2005					
Revenues	$ 208.7	$ -	$ 208.7	$ 20.6	$ 229.3
Operating expenses					
Employee compensation and benefits	69.4	(3.2) (3)	66.2	1.3	67.5
Long-term incentive compensation	18.5	-	18.5	0.1	18.6
Marketing and fulfillment	9.0	-	9.0	-	9.0
Distribution	25.9	-	25.9	-	25.9
Depreciation and amortization	9.4	-	9.4	1.9	11.3
General, administrative and occupancy	38.6	(7.0) (4)	31.6	1.0	32.6
Cost of printing and fulfillment	-	-	-	20.4	20.4
Provision for mutual fund investigation	(6.0)	6.0 (5)	-	-	-
Total	164.8	(4.2)	160.6	24.7	185.3
Operating Income (Loss)	**43.9**	**4.2**	**48.1**	**(4.1)**	**44.0**
Operating Margin	*21.0%*		*23.0%*	*-19.9%*	*19.2%*
Interest expense	(7.2)	-	(7.2)	-	(7.2)
Other income, net	11.1	(5.8) (6)	5.3	0.3	5.6
Income tax benefit (provision)	(17.1)	0.6 (7)	(16.5)	1.4	(15.1)
Equity earnings of unconsolidated affiliates	1.7	-	1.7	-	1.7
Minority interest in consolidated earnings	(4.3)	-	(4.3)	-	(4.3)
Net Income (Loss)	**$ 28.1**	**$ (1.0)**	**$ 27.1**	**$ (2.4)**	**$ 24.7**
Diluted earnings (loss) per share	**$ 0.13**	**$ -**	**$ 0.12**	**$ (0.01)**	**$ 0.11**



Reconciliation Of Non-GAAP Amounts – 3Q 2004

Janus management analyzes historical results after adjusting for certain items that are not ongoing or are non-operational in nature. The company believes that excluding these items is useful to management and investors because it provides a more comparable basis for evaluating Janus' operating results and financial performance over time. Internally, these adjusted results are used to evaluate the performance of the company. See notes to non-GAAP adjustments on pp. 34.

($ in millions, except per share data)	Investment Management	Non-GAAP Adjustments	Investment Management Total	Printing and Fulfillment	Adjusted Total
		Three Months Ended September 30, 2004			
Revenues	$ 215.2	$ -	$ 215.2	$ 22.6	$ 237.8
Operating expenses					
Employee compensation and benefits	56.7	(2.6) [8]	54.1	1.3	55.4
Long-term incentive compensation	22.0	-	22.0	-	22.0
Marketing and fulfillment	6.5	-	6.5	-	6.5
Distribution	29.2	-	29.2	-	29.2
Depreciation and amortization	11.5	-	11.5	1.8	13.3
General, administrative and occupancy	31.8	-	31.8	1.0	32.8
Cost of printing and fulfillment	-	-	-	22.8	22.8
Restructuring and impairments	10.2	(10.2) [9]	-	-	-
Total	167.9	(12.8)	155.1	26.9	182.0
Operating Income (Loss)	**47.3**	**12.8**	**60.1**	**(4.3)**	**55.8**
Operating Margin	*22.0%*		*27.9%*	*-19.0%*	*23.5%*
Interest expense	(4.8)	(2.5) [7]	(7.3)	-	(7.3)
Other income, net	4.7	-	4.7	0.2	4.9
Income tax benefit (provision)	3.8	(27.3) [7]	(23.5)	1.7	(21.8)
Equity earnings of unconsolidated affiliates	1.6	-	1.6	-	1.6
Minority interest in consolidated earnings	(2.9)	-	(2.9)	-	(2.9)
Net Income (Loss)	**$ 49.7**	**$ (17.0)**	**$ 32.7**	**$ (2.4)**	**$ 30.3**
Diluted earnings (loss) per share	**$ 0.21**	**$ (0.07)**	**$ 0.14**	**$ (0.01)**	**$ 0.13**



Notes to non-GAAP adjustments

Notes:

(1)   Severance charge related to the departure of the Principal Operating Officer and other administrative personnel.

(2)   Includes tax effect of adjustments and $5.0 million for the reversal of a tax contingency.

(3)   Severance charge related to the departure of the Chief Financial Officer.

(4)   Accrual related to the possible resolution of certain legal-related matters.

(5)   Insurance recoveries of $6.0 million in Q1 2005 and $8.4 million in Q2 2005 for costs incurred related to the mutual fund investigation, net of Q1 2005 and Q2 2005 ongoing legal fees, respectively.

(6)   Realized gain on the sale of investments. In the first and second quarters of 2005, the Company reduced its seed capital investments by $22.8 million and $26.0 million, respectively. This reduction in seed capital produced after-tax gains of $2.5 million and $3.6 million in Q1 2005 and Q2 2005, respectively.

(7)   Includes tax effect of adjustments. Q3 2004 includes the reversal of a $22.5 million tax contingency and related accrued interest of $2.5 million.

(8)   Charges related to severance payments and the accelerated vesting of restricted stock as a result of executive level departures.

(9)   Charge of $8.2 million related to the closure of Janus' Austin, Texas facility in 2001 and the pretax loss of $2.0 million from the sale of Bay Isle Financial LLC's Private Client Asset Management Division.



Morningstar Rating™ Based on Risk-Adjusted Returns as of 9/30/05

Janus Investment Fund ("JIF")

> The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar Rating™ metrics.

Fund	Category	Overall Rating Stars	Overall Rating # of Funds	Three-Year Rating Stars	Three-Year Rating # of Funds	Five-Year Rating Stars	Five-Year Rating # of Funds	Ten-Year Rating Stars	Ten-Year Rating # of Funds
Janus Fund	Large Growth Funds	★★★	1114	★★★	1114	★★	842	★★★	276
Janus Enterprise Fund	Mid-Cap Growth Funds	★★	655	★★★★	655	★★	464	★★	166
Janus Growth and Income Fund	Large Growth Funds	★★★★★	1114	★★★★	1114	★★★★	842	★★★★★	276
Janus Mercury Fund	Large Growth Funds	★★★	1114	★★★★	1114	★★	842	★★★	276
Janus Olympus Fund	Large Growth Funds	★★★	1114	★★★★	1114	★★	842		N/A
Janus Orion Fund	Mid-Cap Growth Funds	★★★★	655	★★★★★	655	★★★	464		N/A
Janus Twenty Fund[1]	Large Growth Funds	★★★★	1114	★★★★★	1114	★★★	842	★★★★	276
Janus Venture Fund[1]	Small Growth Funds	★★	577	★★★★	577	★★	421	★★	136
Janus Global Life Sciences Fund	Specialty-Health Funds	★★★	157	★★★	157	★★★	96		N/A
Janus Global Technology Fund	Specialty-Technology Funds	★★★	247	★★	247	★★★	199		N/A
Janus Overseas Fund	Foreign Large Growth Funds	★★★★	172	★★★★★	172	★★★	129	★★★★	49
Janus Worldwide Fund	World Stock Funds	★★	304	★	304	★	224	★★★	86
Janus Global Opportunities	World Stock Funds	★★★	304	★★★	304		N/A		N/A
Janus Balanced Fund	Moderate Allocation Funds	★★★★	693	★★	693	★★★	518	★★★★★	218
Janus Core Equity Fund	Large Blend Funds	★★★★	1227	★★★★	1227	★★★★	931		N/A
Janus Contrarian Fund	Mid-Cap Blend Funds	★★★★	309	★★★★★	309	★★★	196		N/A
Janus Mid Cap Value Fund - Investor Shares[2]	Mid-Cap Value Funds	★★★★	204	★★★★	204	★★★★	112		N/A
Janus Small Cap Value Fund - Investor Shares[1][2]	Small Value Funds	★★★	215	★★★	215	★★	151	★★★★	46
Janus Federal Tax-Exempt Fund	Muni National Long Funds	★★★	245	★★	245	★★	225	★★★	154
Janus Flexible Bond Fund	Intermediate-Term Bond Funds	★★★★	768	★★★★	768	★★★	575	★★★★	293
Janus High-Yield Fund	High Yield Bond Funds	★★★	361	★★	361	★★★	297		N/A
Janus Short-Term Bond Fund	Short-Term Bond Funds	★★★	247	★★★★	247	★★★	181	★★★	103
Percent of funds rated 4 / 5 Stars		**40.9%**		**59.1%**		**14.3%**		**46.2%**	

Data presented reflects past performance, which is no guarantee of future results.

Notes: [1]Closed to new investors. [2]Rating is for this share class only; other classes may have different performance characteristics.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)





Morningstar Rating™ Based on Risk-Adjusted Returns as of 9/30/05 (cont'd)

Janus Adviser Funds ("JAD") I-Shares [(1)]

The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar Rating™ metrics.

		Overall Rating		Three-Year Rating		Five-Year Rating		Ten-Year Rating	
Fund	**Category**	**Stars**	**# of Funds**	**Stars**	**# of Funds**	**Stars**	**# of Funds**	**Stars**	**# of Funds**
Balanced Fund	Moderate Allocation Funds	★★★	693	★★	693	★★★	518		N/A
Contrarian Fund	Mid-Cap Blend Funds		N/A		N/A		N/A		N/A
Core Equity Fund	Large Blend Funds	★★★★	1227	★★★★	1227	★★★★	931		N/A
Flexible Bond Fund	Intermediate-Term Bond Funds	★★★	768	★★★	768	★★★	575		N/A
Foreign Stock Fund	Foreign Large Blend Funds	★	417	★	417		N/A		N/A
Forty Fund	Large Growth Funds	★★★★	1114	★★★★	1114	★★★★	842		N/A
Growth & Income Fund	Large Growth Funds	★★★★★	1114	★★★★	1114	★★★★★	842		N/A
High Yield Fund	High Yield Bond Funds		N/A		N/A		N/A		N/A
International Growth Fund	Foreign Large Growth Funds	★★★	172	★★★★	172	★★★	129		N/A
Large Cap Growth Fund	Large Growth Funds	★★★	1114	★★	1114	★★★	842		N/A
Mid Cap Growth Fund	Mid-Cap Growth Funds	★★★	655	★★★★	655	★★	464		N/A
Mid Cap Value Fund	Mid-Cap Value Funds		N/A		N/A		N/A		N/A
Orion Fund	Large Growth Funds		N/A		N/A		N/A		N/A
Risk Managed Core Fund	Large Blend Funds		N/A		N/A		N/A		N/A
Risk Managed Growth Fund	Large Growth Funds		N/A		N/A		N/A		N/A
Small Company Value Fund	Small Value Funds	★★★	215	★★★	215		N/A		N/A
Small-Mid Growth Fund	Mid-Cap Growth Funds		N/A		N/A		N/A		N/A
Worldwide Fund	World Stock Funds	★★	304	★	304	★★	224		N/A

Data presented reflects past performance, which is no guarantee of future results.

Notes: [1]Rating is for this share class only; other classes may have different performance characteristics.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

Latest Fund Performance

Janus Investment Funds ("JIF")

Fund	Inception Date	Average Annual Total Returns (%) for Periods Ended 9/30/05[1]				
		1 Year	3 Year	5 Year	10 Year	Life of Fund
Growth Funds						
Janus Fund	2/70	12.54	12.83	(9.16)	7.09	13.87
Janus Twenty Fund[2,3]	4/85	21.91	20.03	(7.63)	11.26	13.57
Janus Mercury Fund	5/93	16.23	16.75	(9.79)	9.07	12.66
Janus Olympus Fund	12/95	20.36	16.47	(10.19)	--	11.41
Janus Enterprise Fund	9/92	23.57	21.88	(12.29)	7.34	11.25
Janus Venture Fund[2,4]	4/85	20.65	24.74	(3.68)	8.50	13.42
Janus Orion Fund[5]	6/00	29.33	25.42	(3.48)	--	(3.95)
Core Funds						
Janus Growth and Income Fund	5/91	24.40	17.39	(1.77)	12.59	13.71
Janus Balanced Fund	9/92	10.62	9.51	2.16	10.52	11.24
Janus Contrarian Fund[5]	2/00	34.77	29.88	7.00	--	8.11
Janus Core Equity Fund	6/96	23.78	17.93	1.39	--	13.00
Janus Risk-Managed Stock Fund[6,7]	2/03	18.48	--	--	--	22.11
International/Global Funds						
Janus Worldwide Fund[6]	5/91	13.86	11.50	(8.03)	7.70	10.83
Janus Overseas Fund[5,6]	5/94	41.76	27.09	(0.15)	12.39	12.36
Janus Global Life Sciences Fund[3,6]	12/98	19.64	15.83	(2.75)	--	10.72
Janus Global Technology Fund[4,5,6,8]	12/98	21.23	17.87	(17.96)	--	2.09
Janus Global Opportunities Fund	6/01	13.12	18.55	--	--	9.13
Value Funds						
Janus Small Cap Value Fund - Inv.[2,9]	10/87	15.78	21.65	13.37	15.78	14.69
Janus Mid Cap Value Fund - Inv.[10]	8/98	18.72	24.11	15.51	--	18.21
Income Funds						
Janus Flexible Income Fund[11,12,13]	7/87	2.26	4.18	6.22	6.66	7.74
Janus High-Yield Fund[6,11,12,13]	12/95	5.35	10.14	6.25	8.24	8.24
Janus Short-Term Bond Fund[11,12,14]	9/92	0.96	2.81	3.96	5.02	4.75
Janus Federal Tax-Exempt Fund[11,12,14,15]	5/93	2.97	2.48	4.86	4.83	4.67
Janus Adviser Funds ("JAD")- I Shares						
Growth Funds						
Janus Adviser Forty[3,16]	5/97	26.52	16.62	(2.64)	--	13.31
Janus Adviser Growth and Income[16]	5/98	24.26	16.85	(0.97)	--	8.82
Janus Adviser Core Equity[16]	5/97	23.50	17.99	1.09	--	13.19

Data presented reflects past performance, which is no guarantee of future results. Investment results and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Due to market volatility, current performance may be higher or lower than the performance shown. Call 1-800-525-3713 or visit janus.com for current month end performance. Total returns include reinvestment of dividends and capital gains. Please see footnotes on following page.





Latest Fund Performance (cont'd)

Notes:

(1) All figures unaudited.

(2) Closed to new investors.

(3) Returns have sustained significant gains and losses due to market volatility in the healthcare sector.

(4) This Fund has been significantly impacted, either positively or negatively, by investing in initial public offerings (IPOs).

(5) This Fund may have significant exposure to emerging markets which may lead to greater price volatility.

(6) A 2% redemption fee may be imposed on shares held for 3 months or less. Performance shown does not reflect this redemption fee and, if reflected, performance would have been lower.

(7) The voluntary waiver of the Fund's management fee terminated on June 25, 2004. Without such waivers total returns from inception to June 24, 2004 would have been lower.

(8) Returns have sustained significant gains due to market volatility in the information technology sector.

(9) Returns shown for Janus Small Cap Value Fund prior to April 21, 2003 are those of Berger Small Cap Value Fund.

(10) Returns shown for Janus Mid Cap Value Fund prior to April 21, 2003 are those of Berger Mid Cap Value Fund.

(11) Bond funds have the same interest rate, inflation, and credit risks that are associated with the underlying bonds owned by the Fund. Unlike owning individual bonds, there are ongoing fees and expenses associated with owning shares of bonds funds. The return of principal is not guaranteed due to net asset value fluctuation that is caused by changes in the price of specific bonds held in the Fund and selling of bonds within the fund by the Portfolio Manager.

(12) As of September 30, 2005, the 30-day SEC Yield was 3.83% on Janus Federal Tax-Exempt Fund, 3.93% on Janus Flexible Income Fund, 6.36% on Janus High-Yield Fund and 3.51% on Janus Short-Term Bond Fund.

(13) Adviser has agreed to waive a portion of the Fund's expenses if they exceed the designated cap. If during the periods shown, the Fund's actual expenses exceeded the cap, its total return would have been lower. There were no waivers in effect for the most recent period presented.

(14) Janus Capital has contractually agreed to waive Janus Short-Term Bond Fund and Janus Federal Tax-Exempt Fund's total operating expenses to the levels indicated in the prospectus until at least March 1, 2006. Without such waivers, Janus Short-Term Bond Fund and Janus Federal Tax-Exempt Fund's yield as of September 30, 2005 would have been 3.25% and 3.74%, respectively and total returns would have been lower.

(15) Income may be subject to state or local taxes and to a limited extent certain federal tax. Capital gains are subject to federal, state and local taxes.

(16) Janus Adviser Forty, Janus Adviser Growth and Income, and Janus Adviser Core Equity commenced operations on 8/1/00, after the reorganization of the Retirement Shares of Janus Aspen Series into the Funds. The returns for the reorganized Funds reflect the performance of the Retirement Shares of Janus Aspen Series prior to the reorganization.

Differences between compared investments may include objectives, sales and management fees, liquidity, volatility, tax features and other features, which may result in differences in performance.
A fund's performance may be affected by risks that include those associated with non-diversification, investments in foreign securities, non-investment grade debt securities, undervalued companies or companies with a relatively small market capitalization. Please see a Janus prospectus for more detailed information.

Latest INTECH Performance

INTECH

Composite and Respective Index (Returns shown net of fees)	Inception Date	Annualized Returns (%) for Periods Ended 9/30/05				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth Composite	6/93	11.37	18.43	2.90	15.39	15.78
S&P 500 / BARRA Growth Index		10.66	13.36	(5.46)	8.70	10.08
* %-ile rankings vs. index (as of 6/30/2005)		27%	2%	2%	2%	2%
Broad Large Cap Growth Composite	10/00	13.57	17.60	--	--	(1.94)
Russell 1000 Growth Index		11.60	14.75	--	--	(7.88)
* %-ile rankings vs. index (as of 6/30/2005)		17%	5%	--	--	5%
Enhanced Plus Composite	6/87	16.14	19.30	2.05	11.24	11.82
S&P 500 Index		12.25	16.72	(1.49)	9.49	10.50
* %-ile rankings vs. index (as of 6/30/2005)		9%	3%	3%	3%	20%
Broad Enhanced Plus Composite	3/01	16.58	19.00	--	--	6.71
Russell 1000 Index		14.25	17.65	--	--	3.77
%-ile rankings vs. index (as of 6/30/2005)		7%	2%	--	--	2%
Enhanced Index Composite	3/98	14.01	17.41	(0.03)	--	4.47
S&P 500 Index		12.25	16.72	(1.49)	--	3.02
* %-ile rankings vs. index (as of 6/30/2005)		50%	26%	18%	--	9%
Large Cap Core Composite	7/01	19.63	21.34	--	--	6.82
S&P 500 Index		12.25	16.72	--	--	2.08
* %-ile rankings vs. index (as of 6/30/2005)		19%	1%	--	--	1%
Large Cap Value Composite	6/93	19.32	21.38	6.34	12.52	12.81
S&P 500 / BARRA Value Index		13.82	20.16	2.31	9.83	10.64
* %-ile rankings vs. index (as of 6/30/2005)		4%	5%	23%	17%	12%
Broad Large Cap Value Composite	7/04	19.45	--	--	--	20.21
Russell 1000 Value Index		16.68	--	--	--	17.06
* %-ile rankings vs. index (as of 6/30/2005)		N/A	--	--	--	4%

INTECH is a subsidiary of Janus Capital Group Inc.

Past performance cannot guarantee future results. Your principal may be at risk during adverse market periods. Performance of the composite reflects reinvestment of dividends and other earnings. Percentile rankings shown are gross of advisory fees. Portfolio results shown are the time-weighted rates of return using daily valuation. Net performance results are reduced by the maximum fee charged by INTECH for each product listed. Composites include all actual, fee-paying discretionary accounts with comparable investment objectives and risks under management for at least one month.

The index returns shown are the total return of the stocks in the respective Standard & Poor's Index, including reinvestment of dividends for the period indicated. The Standard & Poor's Composite Stock Index ("the S&P 500 Index") is composed of 500 common selected stocks, over 95% of which are listed on the New York Stock Exchange (NYSE). Standard & Poor's Corporation ("Standard & Poor's", "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies, Inc.) chooses the stocks to be included in the index on a statistical basis taking into account market values and industry diversification. Inclusion in the index in no way implies an opinion by Standard & Poor's Corporation as to a stock's attractiveness as an investment, and Standard & Poor's Corporation is not affiliated with any INTECH portfolio.

The S&P 500/BARRA Growth and Value Indexes are capitalization-weighted indexes. Standard & Poor's and BARRA have employed a Price to Book value calculation to divide the market capitalization of the S&P 500 equally between two mutually exclusive groups, growth stocks and value stocks. The S&P 500/BARRA Growth Index has firms with the higher price to book ratios. The S&P 500/BARRA Value Index has firms with lower price to book ratios. The indexes are rebalanced twice per year. They are unmanaged, and investors cannot actually make investments in the indexes.

The index returns shown are the total return of the stocks in the respective Russell 1000 Indices, including reinvestment of dividends for the period indicated. The indexes are market cap-weighted and include only common stocks domiciled in the United States and its territories. All indexes are subsets of the Russell 3000® Index, which represents approximately 98% of the investable U.S. equity market. Inclusion in the index in no way implies an opinion by Frank Russell Company as to a stock's attractiveness as an investment, and Frank Russell Company is not affiliated with any INTECH portfolio.

* Percentile rankings from Callan Associates Inc. only available as of 6/30/05. Percentile rankings as of 9/30/05 should be available approximately on 11/07/05. Please call Janus at 1-800-227-0846.

